SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

55 Loushanguan Rd, 21F

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On June 21, 2022, NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd (“Nisun Ocean”), a subsidiary of the Registrant, entered into an equity transfer agreement (the “Agreement”) with Qingdao Sailang International Trade Co., Ltd (“Sailang”) and its sole shareholder to acquire 100% of the equity in Sailang.

Sailang is engaged in domestic and international trades of metal ore, such as silver ore, zinc concentrate, lead concentrate and other non-ferrous metals, both within mainland China and in the Southeast Asian and South American regions. Pursuant to the Agreement, Nisun Ocean acquired 100% of Sailang’s equity for a cash consideration of RMB5.0 million (approximately $0.74 million). The transferor is responsible for all debts of Sailang incurred prior to the acquisition. The acquisition has closed.

Exhibits.

The following documents are furnished herewith:

EXHIBIT INDEX

Exhibit	Description
10.1	Equity Transfer Agreement (English Translation) dated June 21, 2022
99.1	Press release dated August 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: August 17, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

2